Exhibit 99.1

SIGMA LITHIUM SUBSTANTIALLY INCREASES TOTAL NI 43-101
MINERAL RESOURCE BY ~50% TO 86 MILLION TONNES,
ADDING 27 MILLION TONNES OF HIGH-GRADE 1.49% LITHIUM
OXIDE IN PHASE 3

ADDITION OF PHASE 3 INCREASES TOTAL MINERAL RESOURCE

•	Substantial increase in estimated mineral resources strengthens the position of Sigma Lithium’s Grota do Cirilo Project (the “Project”) as the largest and highest quality hard rock environmentally and socially sustainable battery grade lithium (“Battery Grade Sustainable Lithium”) mineral deposit in the Americas and among the largest in the world.
o	85.7 Mt of total mineral resources (increased ~50% from 58.9 Mt), as follows:
▪	73.6 Mt of Measured and Indicated mineral resources at 1.43% Li2O.
▪	12.1 Mt of Inferred mineral resources at 1.45 % Li2O.
o	Estimated total mineral resources includes 33.6 Mt of Proven and Probable mineral reserves at 1.43% Li2O previously disclosed.

•	Sigma Lithium’s competitive advantage of high grade and high purity lithium is further enhanced by incremental Phase 3 deposit estimate of 26.8 Mt at 1.49% high purity lithium oxide (Li2O)
o	23.3 Mt of Measured and Indicated mineral resources of 1.49% Li2O.
o	3.5 Mt of Inferred mineral resources at 1.48% Li2O.

•	The addition of Phase 3 further increases the potential production profile of Battery Grade Sustainable Lithium for the growing global electric vehicle markets.
o	Phase 1 and Phase 2 project a combined production profile of approximately 531,000t/y (72,200 tpa LCE) for 13 years.

•	Phase 3 Preliminary Economic Assessment (“Phase 3 PEA”) planned to be completed in the summer of 2022.
o	Phase 3 pre-feasibility study to ascertain the conversion of the mineral resource into mineral reserves expected in the third quarter of 2022.
o	Potentially increasing the Project’s consolidated production profile of Battery Grade Sustainable Lithium.

PHASE 1 CONSTRUCTION STATUS

•	Phase 1 construction remains on schedule and on budget for commissioning to commence in December 2022 and to be completed during the first quarter of 2023.
•	A preview video of the construction status is here.
•	The following key work-streams of civil engineering are currently underway:
o	Civil construction of equipment foundations for the crushing area;
o	Civil construction of the Project’s HV Substation;
o	Electromechanical assembly and platework; and
o	Steel structure fabrication.

VANCOUVER, CANADA -- (June 22, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally and socially sustainable high-purity lithium, is pleased to announce an approximate 50% increase of its total estimated mineral resource to 85.7 million tonnes (from previous 58.9 million tonnes), further demonstrating the robust scale of the Project.

The Company completed an NI 43-101 mineral audit by SGS Geological Services (“SGS”) at its Phase 3 NDC deposit (“Phase 3 Deposit”) of the Project with 26.8 million tonnes of high grade 1.49% lithium oxide. NDC is an “open pit” deposit located close to the Project’s Phase 2 feasibility study stage Barreiro deposit.

The Phase 3 mineral resource estimate of 26.8 Mt is comprised of:

•	23.3 Mt of Measured and Indicated mineral resources grading at 1.49% Li2O; and
•	3.5 Mt of Inferred mineral resources grading at 1.48% Li2O.

“We are delighted to announce this substantial increase in the Company’s estimated mineral resource as a result of Phase 3, solidifying the Project’s significant scale as the largest mineral lithium project in the Americas. This 50% increase of its mineral resource underscores its robust organic growth profile. We have been advancing our construction of the Phase 1 operation at a rapid pace and remain focused on delivering Battery Grade Sustainable Lithium following the commissioning of our Greentech plant at the end of 2022. Phase 1 Plant construction continues to advance on schedule and on budget, with civil engineering under way and construction of key infrastructure items continuing in June”, says Calvyn Gardner, Co-CEO of Sigma Lithium.

Ana Cabral-Gardner, co-CEO of Sigma Lithium adds: “More importantly the high quality of the Phase 3 mineral resource might potentially enable Sigma Lithium to maintain high production yields utilizing a similar environmentally sustainable Greentech plant to the one currently in construction for Phase 1, while continuing to increase our production profile to help enable the electric vehicle revolution and broader energy transition. The scale of Sigma Lithium’s total mineral resources further highlights the Company’s strategic relevance.”

Refer to Figure 1 to Figure 4 below for a visualization of construction progress for the Phase 1 Plant.

Figure 1: Civil Construction of the Foundations of the Phase 1 Greentech Plant and Plant Infrastructure

Figure 2: Construction of the Foundations for the Crushing Plant and Run of Mine Pad

Figure 3: Construction of the steel and cement Run of Mine Wall Foundation

Figure 4: Construction of the Foundations for the Dense Media Separation Plant

PHASE 3 MINERAL RESOURCE NI 43-101

The Phase 3 mineral resource estimate is based on 18,483 m of drilling completed during the final quarter of 2021 and first quarter of 2022. Additional drilling is expected to be completed at NDC in 2022 to conclude the pre-feasibility study and pursue the conversion of Measured & Indicated mineral resources into Proven & Probable mineral reserves and further increase the mineral resource estimate. NDC remains open to the north, south and at depth with the deepest drill hole reaching 350 m.

The NDC pegmatite is hosted in a biotite-quartz schist (similar to the Phase 2 Barreiro deposit) with a strike length of 1,600 m at a width of 200 m and thickness between 15 to 30 m.

A Phase 3 PEA is expected to be completed during the summer of 2022 to further evaluate the potential for a Phase 3 of production in addition to the 531,000 tpa (72,200 tpa LCE) of Battery Grade Sustainable Lithium estimated in the Phase 1 & 2 technical report announced on May 26, 2022.

Refer to Table 1 and 2 below for a breakdown of the maiden NDC mineral resource estimate and Sigma Lithium’s updated consolidated Project mineral resource estimate. On top of the NDC mineral resource, the combined table includes the 2019 mineral resource estimates of Xuxa, Lavra do Meio and Murial having an effective date on January 10, 2019 and the 2021 Barreiro mineral resource estimate having an effective date of June 2, 2021. The mineral resource estimates detail can be found in the most recent technical report posted on SEDAR on May 25th, 2022.

The technical report for the Phase 3 mineral resource estimate will be filed on SEDAR and EDGAR (and will be available at www.sigmalithiumresources.com) within 45 days of this news release. Readers are encouraged to read the technical report in its entirety, including all qualifications and assumptions related to the Phase 3 mineral resource estimate announced in this news release.

Table 1: Phase 3 Mineral Resources

NDC Mineral Resources
Cut-off Grade (% Li2O)	Category	Tonnes (Mt)	Grade (% Li2O)	Contained LCE (kt)
0.5%	Measured	2.4	1.55%	92
0.5%	Indicated	20.9	1.48%	765
0.5%	Measured & Indicated	23.3	1.49%	857
0.5%	Inferred	3.5	1.48%	129

Note:

1)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Inferred mineral resources are exclusive of the Measured and Indicated resources.
2)	Mineral Resources have an effective date of May 30, 2022 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS Canada employee.
3)	A fixed density of 2.72 t/m3 was used to estimate the tonnage from block model volumes.
4)	Mineral Resources are reported assuming open pit mining methods, and the following assumptions: lithium concentrate (6% Li2O) price of US$1,500/t, mining costs of US$2.20/t for mineralization and waste, crushing and processing costs of US$10.70/t, general and administrative (G&A) costs of US$4.00/t, metallurgical DMS recovery of 60%, 2% royalty payment, pit slope angles of 55º, and an overall cut-off grade of 0.5% Li2O.
5)	All Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.
6)	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.
7)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Table 2: Updated Consolidated Project Mineral Resources

Updated Consolidated Project Mineral Resources
Cut-off Grade (% Li2O)	Category	Tonnes (Mt)	Grade (% Li2O)	Contained LCE (kt)
0.5%	Measured	37.1	1.43%	1,314
0.5%	Indicated	36.5	1.43%	1,286
0.5%	Measured & Indicated	73.6	1.43%	2,600
0.5%	Inferred	12.1	1.45%	432

Note:

1)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Inferred mineral resources are exclusive of the Measured and Indicated resources.
2)	Mineral Resources have an effective date of May 30, 2022 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS Canada employee.
3)	A fixed density of 2.72 t/m3 was used to estimate the tonnage from block model volumes.
4)	Mineral Resources are reported assuming open pit mining methods, and the following assumptions: lithium concentrate (6% Li2O) price of US$1,500/t, mining costs of US$2.20/t for mineralization and waste, crushing and processing costs of US$10.70/t, general and administrative (G&A) costs of US$4.00/t, metallurgical DMS recovery of 60%, 2% royalty payment, pit slope angles of 55º, and an overall cut-off grade of 0.5% Li2O.
5)	All Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.
6)	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.
7)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

QUALIFIED PERSONS

The technical and scientific information related to geology and mineral resource estimates in this news release has been reviewed and approved by Marc-Antoine Laporte P.Geo., M.Sc., of SGS. Mr. Laporte is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma Lithium.

The mineral reserve estimates in this news release have been reviewed and approved by Porfirio Cabaleiro Rodriguez P.Eng, Mining Engineer of Ge21 Consultoria Mineral Brazil. Mr. Rodriguez is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma Lithium.

ABOUT SIGMA LITHIUM CORPORATION

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, which includes a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. The project also represents one of the largest and highest-grade hard rock lithium spodumene deposits in the Americas. Since inception, Sigma has devoted itself to strong ESG practices, from its ongoing support of local communities to its goal of achieving net zero by 2024. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (604) 706-1087
jamie.flegg@sigmaca.com

Vítor Ornelas, Manager, Corporate Development & Investor Relations
vitor.ornelas@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the commissioning of the Phase 1 Plant, production, mineral resource and mineral reserve estimates (including assumptions and estimates used in preparing the mineral reserve and mineral resource estimates), the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; the military conflict in Ukraine and related sanctions; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.